EXHIBIT 11

NB CAPITAL CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(in thousands of US dollars, except per share amounts)

		Three-month period	Three-month period
		ended	ended
		June 30, 2008	June 30, 2007

Net income		$ 7,182	$ 7,894
Deduct: Senior preferred stock and series A preferred stock dividends		6,268	6,270

	(A)	$ 914	$ 1,624
Common share outstanding	(B)	100	100

Earning per share	(A/B)	$ 9	$ 16